Exhibit 99.52

First Phosphate Applauds Government of Canada Investment to Build Second Wharf at Port Saguenay

Saguenay, Quebec--(Newsfile Corp. - November 13, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) applauds the announcement by the Canadian Minister of Government Transformation, Public Works and Procurement, Joël Lightbound, to invest $57.6 million to build the second wharf at the Port Saguenay, Quebec, Canada.

The second wharf at Port Saguenay is to be positioned directly adjacent to First Phosphate’s planned phosphoric acid plant and will greatly assist in the transportation of the Company’s future phosphate concentrate, phosphoric acid and lithium iron phosphate (“LFP”) products to North American, European and international destinations.

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This federal government investment announcement comes on the heels of the recent visit to Port Saguenay by Canada’s Minister of Energy and Natural Resources, Tim Hodgson, on October 4, 2025.

First Phosphate President, Armand MacKenzie said: “This proposed investment by the Canadian Government is a most welcome development that will expand the economy of the region of Saguenay-Lac-St-Jean and bring quality jobs to the area. Most importantly, it will facilitate the commercialization of the region’s natural resources, and especially First Phosphate’s mineral properties that are greatly needed in the drive to onshore the LFP battery supply chain”.

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First Phosphate recently announced that it has finalized an industrial land option agreement (the “Agreement”) with Port Saguenay. The Agreement covers lands where the Company plans to develop a phosphoric acid plant using advanced clean technology from Prayon SA of Belgium and to be implemented by international engineering firm Ballestra S.pA. of Italy. The lands at Port Saguenay offer strategic benefits and a competitive position, including:

•	Direct rail and vessel access to North American and global markets, especially to the company’s European offtakers;

•	Access to large-scale industrial infrastructure, utilities and expansion lands; and

•	Eventual vertical integration between upstream phosphoric acid and downstream LFP battery material production.

The Agreement was signed in Montreal on July 18, 2025 at the premises of the Wallonia Export & Investment Agency (“AWEX”) and in Saguenay, at Port Saguenay.

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First Phosphate has recently produced commercial-grade LFP 18650 battery cells using North American critical minerals:

https://firstphosphate.com/north-american-lfp-battery-cells

The high-purity phosphoric acid and iron powder for these LFP 18650 battery cells was produced using rare igneous anorthosite rock extracted from the First Phosphate Bégin-Lamarche property found at 70 km driving distance from Port Saguenay.

The critical minerals and intermediary products for such LFP battery cells would eventually be transported to European and North American offtakers via Port Saguenay.

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About First Phosphate

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral development and cleantech company dedicated to building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and national security. First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec is one of North America’s rare igneous phosphate resources, yielding high-purity phosphate with minimal impurities.

For additional information, please contact:

Armand MacKenzie

President

armand@firstphosphate.com

Tel: +1 (514) 618-5289

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the Company’s plans for building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America, the financing, location and completion of the proposed second quay at Port Saguenay, the Company’s planned exploration and production activities and the results thereof, the properties and composition of any extracted phosphate, the Company’s plans relating to the design, build, operation and maintenance of the Bégin-Lamarche Phosphate Mine (and the possibility of eventual economic extraction of minerals from therefrom); the Company’s entering into of a definitive land lease under the Agreement and the achievement of preconditions thereto; the achievement and completion of all required steps to build and operate facilities to process phosphate concentrate, phosphoric acid, lithium iron phosphate including, without limitation, access to financing, and regulatory and environmental approvals, the impact of the proposed second wharf in the transit of the Company’s future phosphate concentrate, phosphoric acid and LFP products to North American, European and international destinations, the eventual vertical integration between upstream phosphoric acid and downstream LFP battery material production, the impact of the Government of Canada investment on the economy of the region of Saguenay-Lac-St-Jean and the facilitation of the commercialization of the region’s natural resources, the need for the Company’s properties to on-shore the LFP battery supply chain, and the Company’s access to international markets.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding the payment of government funding as announced, availability of project financing, general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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